EXHIBIT TO SCHEDULE 13D

VOTING AGREEMENT

        VOTING AGREEMENT, effective as of January 8, 2002 (this "Agreement"), between C. Wayne Cape ("Transferor"), having an address of 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30005, and Diane Cape ("Transferee"), having an address of 510 Avala Court, Alpharetta, Georgia 30022.

W I T N E S S E T H:

        WHEREAS, Transferor owns shares of issued and outstanding common stock no par value per share (the "Common Stock"), of Optio Software, Inc. (the "Company");

        WHEREAS, contemporaneously herewith, Transferor desires to transfer to Transferee three million (3,000,000) shares of the Common Stock (which, collectively with the shares of Common Stock now or hereafter beneficially owned by Transferee, are referred to herein as the "Shares");

        WHEREAS, the parties hereto wish to enter into this Agreement for the purpose of Transferor retaining the voting power of the Shares, while transferring the economic ownership of the transferred Shares to Transferee; and

        WHEREAS, Transferee desire to accept such transfer and to become the owner of the transferred Shares subject to the terms of this Agreement.

        NOW, THEREFORE, in consideration of the premises and the representations, warranties and covenants contained herein, the parties agree as follows:

          1.    Agreement to Vote and Proxy.    Transferee hereby agrees that, from the date hereof to the Termination Date, at any meeting of the shareholders of the Company, however called, or in connection with any written consent of the shareholders of the Company, Transferee shall vote and exercise all voting and related rights with respect to all of the Shares as directed by Transferor. Transferee shall notify Transferor within three (3) calendar days following her receipt of any notice of a meeting, solicitation of a proxy or other event involving the voting or the exercise of any related rights with respect to any of the Shares (a "Shareholder Action"). Transferor shall notify Transferee of his directions for the Shareholder Action. Transferee shall either (a) perform the Shareholder Action in accordance with Transferor's directions or (b) provide to Transferor a proxy to exercise, either in person or by proxy, any and all voting, waiver, consent and similar rights in respect of the Shares in connection with the Shareholder Action. Upon Transferee's execution hereof, any and all prior proxies given by Transferee with respect to any Shares are hereby revoked and Transferee agrees not to grant any subsequent proxies with respect to the Shares until after the Termination Date (as defined below).

          2.    Certain Events.    In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock, the number of Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock issued to Transferee as a result of such stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company.

          3.    Restriction on Proxies.    Transferee agrees that, except as contemplated hereby, from the date hereof to the Termination Date, Transferee shall not, prior to the Termination Date, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares.

          4.    Termination.    Unless sooner terminated pursuant to any other provision herein contained, this Agreement shall terminate on the earlier to occur of (i) the fifth (5th) anniversary of the date of this Agreement, (ii) disposition of all of the Shares by Transferee, or (iii) the death of Transferor; provided, however, that the term of this Agreement may be extended by the parties hereto. The date of termination of this Agreement is referred to herein as the "Termination Date".

          5.    Representations and Warranties of the Transferee.    Transferee (i) is the beneficial owner of the Shares, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; (ii) does not beneficially own any securities of the Company other than the Shares and certain options to purchase shares of Common Stock of the Company granted by the Company; (iii) has not granted to any person, group or entity any proxies or powers of attorney with respect to the Shares, deposited any Shares into a voting trust or entered into a voting agreement with respect to any Shares, and (iv) has full power and authority to make, enter into and carry out the terms of this Agreement.

          6.    Miscellaneous.

          (a)    Entire Agreement; Assignment.    This Agreement (i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise.

          (b)    Amendments.    This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties.

          (c)    Notices.    Any notice or other communication required or permitted hereunder shall be delivered by hand to the appropriate party or by certified United States mail, return receipt requested, or by reputable next day overnight delivery service, postage and charges prepaid, to the addresses set forth on page one of this Agreement. Any notice if delivered by hand or overnight delivery shall be effective upon delivery, or if mailed, be effective on the earlier of five (5) days after deposit in the mail or receipt. Each party hereto may change its address for notice and other communications from time to time by notifying the other party hereto of the new address in the manner herein provided for giving notice.

          (d)    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia without giving effect to the conflicts of laws principles thereof.

          (e)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which when taken together shall constitute one and the same Agreement.

          (f)    Descriptive Headings.    The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (g)    Severability.    Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          (h)    Additional Documents.    Transferee hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Transferor, to carry out the intent of this Agreement.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

TRANSFEROR:
/s/ C. WAYNE CAPE C. WAYNE CAPE
TRANSFEREE:
/s/ DIANE CAPE DIANE CAPE